Filed Pursuant to Rule 424(b)(2)
File Registration Number 333-121522

PROSPECTUS

KEY TECHNOLOGY, INC.
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31,549 SHARES OF COMMON STOCK

This prospectus relates to the sale of up to 31,549 shares of Key Technology, Inc. common stock that we may issue upon exercise of common stock purchase warrants issued to Advanced Machine Vision Corporation shareholders in connection with our acquisition of Advanced Machine Vision Corporation. The common stock purchase warrants are five-year warrants exercisable to purchase one share of our common stock at an exercise price of $15.00 per share. The expiration date of the warrants is July 11, 2005. The warrants are redeemable by the holder upon demand for $10.00 for each share of common stock the holder may purchase under the merger warrant. As of December 10, 2004, there were 31,549 common stock purchase warrants outstanding. We expect to receive gross proceeds of $473,235 if all common stock purchase warrants are exercised.

Our common stock is quoted on the Nasdaq National Market System under the symbol "KTEC." On January 7, 2005, the last reported sale price of our common stock, as reported by the Nasdaq National Market, was $10.03.

Our principal executive offices are located at 150 Avery Street, Walla Walla, Washington 99362.

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Our securities involve a high degree of risk. See "Risk Factors" beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is January 7, 2005.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. Before making an investment decision, you should read carefully the entire document, including the "Risk Factors" section, and the information incorporated by reference.

References to "we," "us," "Key," or the "Company" mean Key Technology, Inc. and its operating subsidiaries, unless otherwise indicated.

Key Technology

We are a worldwide supplier of process automation solutions to the food processing industry and other industries such as tobacco, plastics and pharmaceuticals. We design, manufacture, sell and service process automation systems that process product streams of discrete pieces to improve safety and quality. These systems integrate electro-optical automated inspection and sorting systems with process systems which include specialized conveying and preparation systems. The Company provides parts and service for each of its product lines to customers throughout the world.

Our customers use these systems to process a wide variety of products including fruits, vegetables, potatoes, snacks, cereals, nuts, meat, tobacco, recycled plastics, and wood chips. The systems are able to inspect these products for subtle flaws in color, size and other stringent criteria. Our systems are also being utilized to inspect grains, dry beans, fresh-cut produce, coffee, and pharmaceuticals. Our technology systems allow processors to improve quality, increase yield and reduce cost.

We are headquartered in Walla Walla, Washington and have additional manufacturing facilities in Oregon and the Netherlands. Regional sales and service offices are located in Australia, the Netherlands and Walla Walla. In addition, our systems are sold through a worldwide network of sales representatives.

Our principal executive office is located at 150 Avery Street, Walla Walla, Washington 99362. Our telephone number is (509) 529-2161. Our website is located at www.key.net. Information contained on our website or any other website does not constitute a part of this prospectus.

This Offering

Securities Offered
This prospectus pertains to the registration of 31,549 shares of our common stock issuable upon exercise of warrants issued by us to Advanced Machine Vision shareholders in connection with the acquisition of Advanced Machine Vision in 2000. The merger warrants have an exercise price of $15.00 per share. The merger warrants expire on July 11, 2005. The merger warrants are redeemable by the holder upon demand for $10.00 for each share of common stock the holder may purchase under the merger warrant. The common stock purchase warrants issued to former Advanced Machine Vision shareholders are referred to as the "merger warrants." We will pay the expenses of registering the common stock.

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Use of Proceeds
Holders of our merger warrants are not obligated to exercise any of their warrants. If the holders of our merger warrants decide to exercise all of their warrants, we may receive gross proceeds of up to $473,235, which we intend to use for working capital purposes.

Trading Markets	Our common stock is traded on the Nasdaq National Market under the symbol "KTEC." The merger warrants are traded on the over-the-counter market known as the "pink sheets" under the symbol "KTECW.PK."
Dividend Policy	We have not historically paid dividends on our common stock, and do not intend to in the future. See "Dividend Policy."
Risk Factors	Investment in our securities involves a high degree of risk. See "Risk Factors."

RISK FACTORS

Before you invest in our securities, you should be aware that there are various risks, including those described below, that may affect our business, financial condition and results of operations. This list of risk factors may be supplemented by future filings. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your investment.

Adverse economic conditions in the food processing industry may adversely affect the Company's revenues.

The markets the Company serves, particularly the food processing industry, are experiencing variable economic conditions. In general, the food processing industry is not growing and is experiencing consolidation. Additionally, changing consumer dietary preferences, most notably in the potato market, have resulted in reduced or deferred capital equipment purchases for the Company’s product lines supplying the potato processing industry. While the Company has reacted to these developments with applications directed to the growing fresh vegetable and fruit industries, continued loss of business in the potato industry will have a negative effect on the Company’s sales and net earnings.

Competition and advances in technology may adversely affect sales and prices.

The markets for the Company’s products are highly competitive. Advances in technology may remove some barriers to market entry, enabling additional competitors to enter the Company’s markets. Such additional competition could force the Company to reduce prices to remain competitive, and decrease the Company’s profits, having a material adverse affect on the Company’s business and financial condition. Important competitive factors in the Company’s markets include price, performance, reliability, customer support and service. There can be no assurance that the Company will be able to continue to compete effectively in the future.

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The Company’s new products may not compete successfully in either existing or new markets.

The future success and growth of the Company is dependent upon its ability to develop, market, and sell products and services in certain food processing markets as well as to introduce new products into other existing and potential markets. There can be no assurance the Company can successfully penetrate these potential markets or expand into new international markets with its current or new products.

The limited availability and possible cost fluctuations of materials used in the Company's products could adversely affect the Company's business.

Certain of the components, subassemblies and materials for the Company’s products are obtained from single sources or a limited group of suppliers. Although the Company seeks to reduce dependence on sole or limited source suppliers, the partial or complete loss of certain of these sources could have an adverse effect on the Company’s results of operations and customer relationships. In addition, certain basic materials, such as stainless steel, are used extensively in the Company’s product fabrication processes. Such basic materials may also be subject to worldwide shortages or price fluctuations related to the supply of or demand for raw materials, such as nickel, which are used in their production by the Company’s suppliers. A significant increase in the price or decrease in the availability of one or more of these components, subassemblies or basic materials could also adversely affect the Company’s results of operations. Although protected somewhat by supply contracts, the high price of stainless steel worldwide in fiscal 2004 resulted in higher component costs and reduced margins on certain product lines.

The Company's inability to protect its intellectual property may adversely affect the Company's competitive advantage.

The Company’s competitive position may be affected by its ability to protect its proprietary technology. The Company has obtained certain patents and has filed a number of patent applications. The Company also anticipates filing applications for protection of its future products and technology. There can be no assurance that any such patents will provide meaningful protection for the Company’s product innovations, or that the issuance of a patent will give the Company any material advantage over its competition in connection with any of its products. The Company may experience additional intellectual property risks in international markets where it may lack patent protection. The patent laws of other countries may differ from those of the U.S. as to the patentability of the Company’s products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that of U.S. patents.

Intellectual property-related litigation expenses and other costs resulting from infringement claims asserted against the Company or its customers by third parties may adversely affect the Company’s results of operations and its customer relations.

The technologies used by the Company may infringe the patents or proprietary technology of others. In the past, the Company has been required to initiate litigation to protect its patents. The Company has experienced a direct infringement of its intellectual property rights in China and is presently working with the Chinese patent officials in an effort to protect the intellectual property rights regarding its tobacco sorter technology in that country. The cost of enforcing the Company’s patent rights in lawsuits that it may bring against infringers or of defending itself against infringement charges by other patent holders or other third parties, including customers, may be high and could have an adverse effect on the Company’s results of operations and its customer relations.

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Certain users of the Company’s products have received notice of patent infringement from the Lemelson Medical, Education and Research Foundation, Limited Partnership (the “Partnership”) alleging that their use of the Company’s products may infringe certain patents transferred to the Partnership by the late Jerome H. Lemelson. Certain of these users have notified the Company that, in the event it is subsequently determined that their use of the Company’s products infringes any of the Partnership’s patents, they may seek indemnification from the Company for damages or expenses resulting from this matter. The Company does not believe its products infringe any valid and enforceable claims of the Partnership’s patents. Furthermore, the Partnership has stated that it is not the Company’s products that infringe the Partnership’s patents, but rather the use of those products by the Company’s customers. The Company cannot predict the outcome of this matter nor any related litigation or other costs related to mitigation activities that may arise in the future, the effect of such litigation or mitigation activities on the financial results of the Company, or the effect upon its customer relations.

FORWARD-LOOKING STATEMENTS

From time to time, we, through our management, may make forward-looking public statements with respect to the Company regarding, among other things, expected future revenues or earnings, projections, plans, future performance, product development and commercialization, and other estimates relating to our future operations. Forward-looking statements may be included in reports filed under the Securities Exchange Act of 1934, as amended, in press releases or in oral statements made with the approval of one of our authorized executive officers. The words or phrases “will likely result,” “are expected to,” “intends,” “is anticipated,” “estimates,” “believes,” “projects” or similar expressions are intended to identify “forward-looking statements” within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements reflect our current views and are subject to a number of risks and uncertainties. We caution investors not to place undue reliance on our forward-looking statements, which speak only as to the date on which they are made. Our actual results may materially differ from those described in the forward-looking statements as a result of various factors, including those listed above. We disclaim any obligation subsequently to revise or update forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a Registration Statement on Form S-3 that we have filed with the SEC. The SEC allows us to "incorporate by reference" information that we file with it. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC. The information that is incorporated by reference is considered part of this prospectus, and the information that we file later will automatically update and may supersede this information. For further information about us and the securities being offered, you should refer to the Registration Statement on Form S-3 and the following documents or portions of documents that are incorporated by reference:

(i)	Our Annual Report on Form 10-K for the fiscal year ended September 30, 2004.
(ii)
The description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on May 24, 1993 by which our common stock was registered under Section 12 of the Exchange Act, and the description of common stock incorporated therein by reference to the Registration Statement on Form S-1 (Registration No. 333-6194) filed with the Commission on May 24, 1993, as amended by Amendment No. 1 filed with the Commission on July 2, 1993 and Amendment No. 2 filed with the Commission on July 13, 1993 and declared effective on July 15, 1993, under the caption "Description of Capital Stock" therein.

(iii)	Our definitive proxy statement dated January 5, 2005 for our annual meeting of shareholders held on February 2, 2005.
(iv)
All documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post-effective amendment that indicates that all the securities offered hereby have been sold or that deregisters all the securities remaining unsold.

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You may request a copy of all documents that are incorporated by reference in this prospectus by writing or telephoning us at the following address and number: Key Technology, Inc., Attention: Secretary, 150 Avery Street, Walla Walla, Washington 99362; telephone number (509) 529-2161. We will provide copies of all documents requested without charge (not including the exhibits to those documents, unless the exhibits are specifically incorporated by reference into those documents or this prospectus).

USE OF PROCEEDS

Holders of our merger warrants are not obligated to exercise any of their warrants. If the holders of our merger warrants decide to exercise all of their warrants, we may receive gross proceeds of up to $473,235, which we intend to use for working capital purposes.

PLAN OF DISTRIBUTION

The common stock is being offered by us to the holders of the merger warrants in connection with the exercise of the merger warrants.

DIVIDEND POLICY

We have not historically paid dividends on our common or preferred stock. Our board of directors does not anticipate payment of any dividends in the foreseeable future and intends to continue its present policy of retaining earnings for reinvestment in our operations. Our credit facility restricts the payment of dividends on any class of our capital stock, other than dividends payable in our stock, or the redemption of any of our outstanding Series B convertible preferred shares and merger warrants, without the prior written consent of the bank.

INTERESTS OF NAMED EXPERTS AND COUNSEL

A member of Tonkon Torp LLP, counsel named in this prospectus as passing upon the validity of the securities, is an Assistant Secretary of the Company and owns 17,000 shares of our common stock.

COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be

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permitted to our directors, officers and controlling persons, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the securities offered hereby will be passed by Tonkon Torp LLP, Portland, Oregon.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended September 30, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of the provisions of Emerging Issues Task Force Issue No. 03-06, Participating Securities and the Two-Class Method under FASB Statement 128, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets) which is incorporated herein by reference and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Securities Exchange Act of 1934. In accordance with the Securities Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy any document we file with the SEC at the SEC's public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC's public reference room by calling (800) SEC-0330. You may also purchase copies of our SEC filings by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Our SEC filings are also available on the SEC's website at http://www.sec.gov. You may also find additional information about us at our website at http://www.key.net. Information contained on our website or any other website does not constitute a part of this prospectus.

We have not authorized any person to give any information or to make any representations in connection with the sale of the securities by us other than those contained in this prospectus. You should not rely on any information or representations in connection with such sales other than the information or representations in this prospectus. You should not assume that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which such offer or solicitation is unlawful.

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